# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Banzai International, Inc., CIK 0001826011
CUSIP: 06682J308
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 435 Ericksen Ave., Suite 250, Bainbridge Island, Washington (WA), 98110
Date of event which requires filing of this statement: 04/21/2025
Filed by CIK 0002003690
Persons authorized to receive notices and communications: Mason Ward, c/o Alco Investment Company, 33930 Weyerhaeuser Way S., Suite 150, Federal Way, Washington (WA), 98001, 253-796-2704

## Reporting persons
- Alco Investment Company (CIK 0002003690): type of reporting person: corporation (CO); citizenship or place of organization: Washington (WA); source of funds: working capital (WC); sole voting power 2,710,506; shared voting power 0; sole dispositive power 2,710,506; shared dispositive power 0; aggregate amount beneficially owned 2,710,506 (17.8% of the class)
  Comment: This amount includes 1,379,166 shares of Class A Common Stock (as defined herein) held directly by Alco Investment Company and 1,331,340 shares of Class A Common Stock that Alco Investment Company has the right to acquire upon exercise of 1,331,340 Common Warrants (as defined herein below) held directly by Alco Investment Company within 60 days.
  
  The percentage ownership is calculated based on 12,846,807 shares of Class A Common Stock outstanding as of April 10, 2025 and includes the 1,331,340 shares that Alco Investment Company has the right to acquire within 60 days upon exercise of 1,331,340 Common Warrants (as defined herein below), which amounts have been added to the shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: Banzai International, Inc.
Address of issuer's principal executive offices: 435 Ericksen Ave., Suite 250, Bainbridge Island, Washington (WA), 98110

## Item 2. Identity and Background
Name of person filing: Alco Investment Company
Residence or business address: 33930 Weyerhaeuser Way S., Suite 150, Federal Way, WA 98001
Present principal occupation or employment: The Reporting Person is an investment company that invests in real estate, venture capital, and private equity.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order
Citizenship: The Reporting Person is a corporation organized under the laws of the State of Washington.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The shares of Class A Common Stock held by Alco Investment Company ("Alco") reported herein were acquired using the working capital of Alco as previously described in the Schedule 13D filed with the SEC by Mason Ward on December 26, 2023, as amended by amendment no. 1 as filed with the SEC by Mr. Ward on September 24, 2024.

On April 21, 2025, Alco completed the cashless exercise of 1,048,920 Pre-Funded Warrants for an exercise price of $0.0001 per share (the "Pre-Funded Warrants"). As payment for the exercise price of the Pre-Funded Warrants, Alco forfeited 100 shares issuable upon exercise of the Pre-Funded Warrants valued at $1.045 per share calculated based on the daily weighted average volume price on April 17, 2025, the trading day prior to the exercise of the Pre-Funded Warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
The response to Item 3 of this Schedule 13D is incorporated by reference herein.

Alco acquired the securities of the Issuer reported herein for investment purposes in the ordinary course of its business of investing in securities for its own accounts. Alco expects to continuously assess its investment in the Issuer and, depending on its evaluation of the Issuer's business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities, and subject to applicable legal and contractual requirements, Alco may: (i) acquire beneficial ownership of additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise; (ii) dispose of all or part of its holdings of securities of the Issuer; or (iii) take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of Schedule 13D.

Mason Ward, one of three members of the Alco Investment Committee that exercises voting and dispositive control over the Issuer's shares held by Alco, serves as a member of the board of directors of the Issuer. In Mr. Ward's capacity as a director of the Issuer, Mr. Ward may engage in communications with the board of directors, members of management, other shareholders, financial and legal advisers and other parties regarding the Issuer, including but not limited to its operations, governance and control. In addition, in his capacity as a member of the board of directors of the Issuer, Mr. Ward may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Except as set forth herein, Alco does not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Alco may, at any time and from time to time, review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of April 21, 2025, Alco may be deemed to beneficially own 2,710,506 shares of Class A Common Stock, which represents approximately 17.8% of the shares of Class A Common Stock outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: Alco has sole power to vote and sole power to dispose of 1,379,166 shares of Class A Common Stock and 1,331,340 shares of Class A Common Stock that it has the right to acquire within 60 days upon exercise of the 1,331,340 Private Placement Warrants held directly by it.
Transactions in the class effected during the past sixty days: The response to Item 3 of this Schedule 13D is incorporated by reference herein. Except as set forth in this Schedule 13D, no transactions in the shares of Class A Common Stock have been effected by Alco during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in this Schedule 13D, no person(s) other than Alco is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by Alco.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Alco Investment Company: /s/ Alco Investment Company, Mason Ward, Chief Financial Officer (04/23/2025)